

Mail Stop 3030

October 26, 2015

Via E-mail
Larry Jasinski
Chief Executive Officer
ReWalk Robotics Ltd.
Kochav Yokneam Building, Floor 6
P.O. Box 161
Yokneam Ilit 20692, Israel

> **Re:** **ReWalk Robotics Ltd.**
> **Registration Statement on Form F-3**
> **Filed October 1, 2015**
> **File No. 333-207219**

Dear Mr. Jasinski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   We note that the paragraph numbered 3 of this exhibit addresses whether the warrants will be legally issued, fully paid, and non-assessable. Please file an opinion addressing whether the warrants will, when sold, be binding obligations of the registrant under the law of the jurisdiction governing the warrants. For guidance, please see Section II.B.1.f of Staff Legal Bulletin No. 19.

2.   We note the reference in the last paragraph on page 2 of this exhibit to filing "such supplement or amendment to this opinion (if any) as [counsel] may reasonably consider necessary or appropriate." Please confirm that, when a takedown occurs, you will file an updated opinion that does not include inappropriate qualifications, conditions or assumptions. For guidance, please see Section II.B.2.a of Staff Legal Bulletin No. 19.

3.   We note that page 3 of this exhibit does not include counsel's consent to being named in the section entitled "Enforceability of Civil Liabilities" on page 19 of the registration statement. Please file counsel's consent to being named in that section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Colin J. Diamond, Esq.